Einstok Beer Company



ANNUAL REPORT

12381 Wilshire Boulevard, Suite 105

Los Angeles, CA 90025

(310) 454-9757

www.EinstokBeer.com

This Annual Report is dated August 11, 2023.

BUSINESS

Einstök Beer Company ("Einstok" or the "Company") is a global, premium craft beer brand. We have created award-winning Icelandic ales originating from a small brewery located in Akyreyri, Iceland, starting in 2011. Today, we enjoy distribution from Asia to the U.S. (23 states), and parts of Europe. Our White Ale is the #2 imported Belgian style wit beer sold in US retail stores according to industry sales data aggregator IRI. Einstök enjoys a target customer base that is wide and eclectic. With a taste of Iceland's allure and promise of adventure in every glass, our ales and lagers transcend generational stereotypes and appeal to the Modern Viking in everyone.

Getting our delicious beer from Iceland to various points around the globe has required Einstok to develop and maintain solid relationships with freight forwarders. Once our beer is ready to ship, orders are loaded onto 40-foot containers which travel across the North Atlantic Ocean to Rotterdam and then transshipped to the U.S., Europe, and Asia.

Einstök Beer Company was initially organized as Einstok Beer Company, LP, a California Limited Partnership on September 22, 2010, and converted to a Delaware corporation on January 24, 2022. Its wholly-owned subsidiary, Einstok Olgerd ehf, acts as our base in Iceland and was established and registered on August 9, 2013.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

INTRODUCTION

While 2019 was what we now call a "normal" year for the Company, a confluence of unforeseen and uncontrollable events materially impacted our financial performance in 2020 and 2021, i.e, the global Covid pandemic which, in turn, resulted in 40% of our revenue sources evaporating when restaurants and bars were effectively closed down by governmental regulators, plus the resulting global logistics crisis with shipments being delayed, sometimes for months, which in turn impacted not only revenues but the Company's cash flow from sales of beer. We have zero bad debt as all of our distribution partners, globally, make timely payments for purchases of beer but when deliveries of beer were delayed, the Company still had an obligation to honor its payment obligations to the brewery which placed a lot of stress on the Company's cash flow.

While Q1 of 2022 has started strong, we are still facing significant challenges with respect to ocean freight rates which have now tripled from where they were just 2 years ago. To address this ongoing issue, we have begun exploring production options in the U.S. to allow us to bring our draft beer to market more quickly and much less expensively. And we can deliver the freshest beer possible. We will continue exploring production and shipping strategies for our packaged beer, which the capital raise will be instrumental in helping develop and refine.

EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2019

The following discussion is based on our reviewed, but unaudited, financial data for the year ending 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Total revenue includes beer sales and sales of promotional merchandise and for 2019 was $5,412,149, down 9% from 2018. Revenue from just beer sales was $5,365,338 down about 8% over 2018. This decline was due in large part to sales slowing in our European markets, mostly in the Nordic countries. However, our Managing Director in Iceland continues to work closely with all our European partners to improve engagement and implement more robust marketing strategies to drive sales. Stateside sales, which comprises 70 to 80% of global sales, were about the same as 2018 with our newer markets continuing to gain traction, a trend which continues through 2021.

Cost of sales

Cost of beer sales in 2019 were $3,754,326, down more than 13% over 2018 due to re-negotiating our ocean freight costs along with the 35% decline slowdown in European sales.

Gross margins

Gross margin for beer sales in 2019 was $1,657,823 or 30% -- up slightly from 2018, driven by successfully reducing our ocean freight costs.

Expenses

The Company's expenses consist of, among other things, employee compensation and benefits, marketing and sales expenses, fees for professional services, office rent, and beer inventory storage and beer order management and fulfillment. Also included is debt service for two loans extended to the Company by private parties in late 2018 – see indebtedness section for more details.

While we hired a controller in late 2018 and saw increases across other categories, vigilant monitoring of other expenses offset those increases with total operating expenses down slightly to $1,865,064, compared to 2018, and continued to decline through 2021.

EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2020

The following discussion is based on our reviewed, but unaudited, financial data for the year ending 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

2020 was quite a challenging year for everyone. However, as the restaurants and bars started closing, and the ongoing pandemic required people to say home, we found that sales at local bodegas and chain stores began to increase as people traded their pint or two for a six-pack or two. While total revenue, including merchandise and brand licensing, was $5,591,370, revenue from beer sales for 2020 was $5,500,133 up slightly over 2019, with Stateside sales up about 7% and European sales continuing to decline due to Covid lockdowns.

Cost of sales

Cost of beer sales in 2020 were $3,898,449 up about 3% over 2019 due to increased beer sales and a moderate increase in beer cost and ocean freight cost.

Gross margins

Gross margin for beer sales in 2020 was $1,692,921 or 30% -- about the same as 2019 – a win in our book as we were able to save what could have been a disastrous year.

Expenses

Total operating expenses were down almost $50,000 to $1,816,526 as our sales reps stayed close to home, their travel costs were down 85%, and we closely monitored all expenses.

EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2021

The following discussion is based on our reviewed, but unaudited, operating data and is subject to change once we prepare our consolidated financial statements for tax return purposes.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

With lockdowns lifted, total revenue from beer sales, merchandise sales and brand licensing in 2021 crossed the $6,000,000 mark for the first time in the Company's history to $6,349,335 an increase of more than 13% worldwide. Revenue from beer sales was $5,100,710, crossing the $5,000,000 mark for the first time! In the U.S., sales were up over 7% and sales in Europe and Asia were up over 53%. We were also successful in getting our two PPP loans totaling $218,447, forgiven which was helpful in offsetting the increase in Cost of Sales as noted below.

Cost of sales

Cost of beer sales in 2021 was up about 23% due to the increase in sales. However, ocean freight costs comprise the majority of the cost increase as the rates between Iceland and the U.S. more than doubled in Q2 and continued to increase through the end of the year.

Gross margins

Gross margin for beer sales in 2021 was $1,540,400 or 24% -- down over 2020 – driven by the significant increase in ocean freight rates.

Expenses

Total operating expenses remained relatively flat at $1,429,245 as we continued to closely monitor all expenses.

Historical results and cash flows:

The Company is currently generating revenues from operations. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because having fresh capital will enable Einstok to pursue a number of initiatives which will are believed to have a positive impact on revenues and profitability. Past cash was primarily generated through our beer sales. Our goal is to deploy fresh capital in a manner that will allow us to expand our distribution footprint, domestically and internationally, as well as supply financial support for marketing and sales.

EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2022

The following discussion is based on our reviewed, but unaudited, operating data and is subject to change once we prepare our consolidated financial statements for tax return purposes.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Returning to a more "normal" year post Covid restrictions, we saw total revenue from beer sales, merchandise sales and brand licensing contract moderately in 2022 versus 2021, with total sales hitting $4,471,427. Revenue from U.S. beer sales was $3,842,239, down 25% over 2021 while Europe and Asia markets totaled $628,989 a decline of 45% over 2021 as those markets continued to struggle post Covid.

Cost of sales

Cost of beer sales in 2022 was down 34% due to the decrease in shipments from Iceland with beer costs and ocean freight costs comprising much of the decrease.

Gross margins

Gross margin for beer sales in 2022 was $1,148,464, down only 8% over 2021 – driven by the decrease in COGS.

Expenses

Total operating expenses declined 15% over 2021 to $1,244,508 as we continued to closely monitor all expenses and streamline operations.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $295,656.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Ellen Trujillo

Amount Owed: $120,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2023

Creditor: CocaCola European Partners

Amount Owed: $1,000,000.00

Interest Rate: 1.0%

Maturity Date: December 31, 2024

Creditor: Laura Sue Weiss

Amount Owed: $370,000.00

Interest Rate: 8.0%

Maturity Date: December 31, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

ame: David R. Altshuler

David R. Altshuler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and CFO

Dates of Service: January, 2022 - Present

Responsibilities: Overall management/supervision of the business affairs of the Corporation. Mr Altshuler is not currently being paid a salary but holds equity of 24.95% of the outstanding issued shares.

Position: Chairman of the Board and Director

Dates of Service: January, 2022 - Present

Responsibilities: Preside at meetings of the Board which shall monitor the business affairs of the Company and its officers in the discharge of their responsibility as officers.

Other business experience in the past three years:

Employer: David R. Altshuler, a law corporation

Title: President

Dates of Service: December, 2017 - Present

Responsibilities: Perform legal services to clients of such corporation.

Name: Kimberly A. Hoffman

Kimberly A. Hoffman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Senior Vice President and Director

Dates of Service: January, 2022 - Present

Responsibilities: Supervise all operations of the Company, i.e., logistics, order processing and accounting functions

Position: Sr. Vice President, Operations

Dates of Service: November, 2011 - Present

Responsibilities: Oversee all customer order logistics, update budgets and forecasts, including cash flow projections and demand planning. Ms. Hoffman receives a salary of $96,000

Other business experience in the past three years:

Employer: Einstok Beer Company LP

Title: VP - Operations

Dates of Service: November, 2011 - Present

Responsibilities: Supervise operations of the company, i.e., logistics, order processing, accounting functions, etc.

Name: Justin R. Dearborn

Justin R. Dearborn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President - National Sales

Dates of Service: December, 2014 - Present

Responsibilities: Supervise all regional sales executives, maintain relationships with distribution partners, participate in coordinating product demand planning, etc. Mr. Dearborn's annual compensation is $95,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David R. Altshuler as trustee of the David R. Altshuler and Linda M. Sherman Family Trust

Amount and nature of Beneficial ownership: 2,245,500

Percent of class: 24.95

Title of class: Common Stock

Stockholder Name: Katie Sichterman as Trustee of the John and Katie Sichterman Family Trust

Amount and nature of Beneficial ownership: 1,910,700

Percent of class: 21.225

RELATED PARTY TRANSACTIONS

Name of Entity: Ellen Trujillo

Relationship to Company: Family member

Nature / amount of interest in the transaction: Ellen Trujillo is David Altshuler's sister. She loaned Einstok $120,000 at 8% interest.

Material Terms: None

Name of Entity: Einstok Olgerd

Names of 20% owners: David Altshuler / Altshuler Family Trust & The John & Katie Sichterman Family Trust

Relationship to Company: Wholly owned subsidiary

Nature / amount of interest in the transaction: Einstok Beer Company made an initial payment to fund operations of Einstok Olgerd -- a wholly owned company whose location is in Reykjavik Iceland.

Material Terms: None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 9,000,450 outstanding.

Voting Rights

Vote on all matters requiring shareholder votes. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.

Material Rights

The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for companies to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our beer distribution and sales activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The common stock that each investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its future anticipated operating needs and fulfill its plans, in which case it will need to modify its business plan. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will face substantial financial pressures that may result in scaling back operations, e.g., produce less quantities of beer or fewer styles of beer. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will introduce competing products at lower prices to consumers that will make our beer products less desirable. It should further be assumed that competition will continue to exist over time. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, key/national account management, marketing, operations, finance, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is subject government regulation, i.e, federal and state regulatory agencies that control the marketing, sale and distribution of alcoholic beverages. The laws and regulations concerning the selling of beer may be subject to change and if they do then the selling of beer may impeded by such changes and/or materially impacted due to the imposition of new taxes on the importation and/or sales/distribution of beer. At such point your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing of our beer, shipping, and distribution. It is possible that some of these third parties may fail to adequately perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses even though we are sometimes covered against such losses by resorting to our insurance coverages for such losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. General Risk There is no guaranty that the Company will be able to achieve its objectives in the continued growth of its business without the need for further capital. If such further capital proves to be unavailable, or is available but only on a limited basis on unfavorable terms, then the Company may not be able to continue operations or may only be able to operate on a limited basis which may prevent the Company from achieving its goals. In addition, competition within the beverage industry, in general, and in the beer sector, has intense competition from other brands and continued expansion from new brands. Although the Company offers a premium imported product from Iceland, and the only broadly distributed craft beer distributed from Asia, to the U.S. and to Europe, there is no assurance that the Company will be able to compete effectively against other craft beer companies, especially as the larger beer brands (e.g., Miller-Coors, Budweiser, etc.) continue to acquire smaller brands and use their distribution networks to compete. Such competition may adversely affect the ability of the Company to compete and to meet its business objectives. The Company may be adversely affected by general economic or market conditions as experienced as a result of the global pandemic, e.g., increases in global ocean freight costs and delays in transit times for goods being shipped from Iceland to the Company's various global markets. A downturn or contraction in the beer industry may prevent the company from achieving its business goals which would have a material adverse effect on the Company. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 11, 2023.

Einstok Beer Company

By   /s/ *David R. Altshuler*

   Name: Einstok Beer Company

   Title: CEO, CFO, and Chairman of the Board of Directors

Exhibit A

FINANCIAL STATEMENTS

Officer Certification

I, **David R. Altshuler**, the President of Einstok Beer Company, a Delaware corporation "the Company"), hereby certify that the financial statements of the Company and notes thereto for the period ending December 31, 2022, the first fiscal year of the Company, included in this Form C offering statement, are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, the amounts reported on our tax returns were total income of $4,519,270.57; taxable income of -$51,816.50, and total tax of $.00.

The Company was not in existence for the previous tax year."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of July 24, 2023.

Einstok Beer Company



By _____

         David R. Altshuler, Its President

Executed: July 24, 2023


Einstok Beer Company
Balance Sheet
As of December 31, 2022


ASSETS

Current assets:

Cash	$	295,657.93
Accounts receivable		266,000.25
Inventory		522,208.43
Total current assets		1,083,866.61

Fixed Assets

Start-up costs	86,466.70
Accumulated amortization	(5,284.00)
Total fixed assets	81,182.70

Other assets

Cash reserve		42,730.83
Investment in Einstok Olgerd		39,081.00
Refundable security deposit		4,189.50
Total other assets		86,001.33
Total assets	$	1,251,050.64

LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY (DEFICIT)

Current liabilities:

Accounts payable	$	447,209.17
Accrued purchases		141,515.00
Total current liabilities		588,724.17

Long-term liabilities

Notes payable	490,000.00
Total long-term liabilities	490,000.00
Total liabilities	1,078,724.17

Stockholders/members' equity (deficit):

Common stock, $0.00 par value		-
Additional paid-in capital		779,832.36
Accumulated deficit		(607,505.89)
Total stockholders'/members' equity (deficit)		172,326.47
Total liabilities and stockholders'/members/equity (deficit)	$	1,251,050.64

Einstok Beer Company
Income Statement
For the Twelve Months Ended December 31, 2022

Revenue	$	4,519,270.57
Cost of goods sold		3,451,461.43
Gross profit		1,067,809.14
Operating expenses:		
Sales and marketing		982,230.43
General and administrative		323,541.97
Total operating expenses		1,305,772.40
Income (loss) from operations		(237,963.26)
Other income (expense)		
Exchange rate gain (loss)		(16,189.26)
Insurance compensation income		20,487.24
Interest expense		(56,134.42)
Interest income		19.94
Total other income (expenses)		(51,816.50)
Net income (loss)	$	(289,779.76)

NOTE 1 – NATURE OF OPERATIONS

Einstok Beer Company was formed on January 24, 2022 ("Inception") in the State of Delaware. The financial statements of Einstok Beer Company (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The Company was formed for the purpose of acquiring all of the assets and liabilities of its predecessor operating entity, Einstok Beer Company, LP, a California limited partnership, which was formed to engage in the manufacture, marketing, sale and distribution of a unique brand of Icelandic craft beer. The limited partnership, which was formed in 2010 but did not commence distribution of products in the United States until February, 2012, grew into a global brand by 2022 with sales from Asia, throughout approximately 24 states in the U.S., and Europe, under trademarks "Einstok Beer Company". Since Inception, the Company's beer, have been produced at a third-party owned brewery located in Akureyri, Iceland. Since June, 2022, the Company commenced producing a limited quantity of its canned beverages at a brewery owned by Two Roads Brewing in Stratford, Connecticut, when the Company experimented with production of the Company's white ale initially keg formats. Such production, based on the Company's proprietary formulation used in Iceland, was the direct and proximate result of substantially increased prices associated with supply chain and ocean freight costs from Iceland to the U.S., and an effort to restore historical gross profit margins to pre-Covid levels. Commencing in 2023, the Company elected to produce its core products for the U.S. market in can formats in addition to keg beer. The Company continues to produce its products in all formats for non-U.S. export markets at the original Akureyri brewery.

The Company sells its beverages in various packages, i.e., glass bottles, and cans , which are sold, as dictated through a legal and regulatory environment, through a network of third-party distributors to off-premise retailers, which include national grocery and liquor stores, independent retailers and other traditional and e-commerce retail outs. Kegs, along with other forms of package beverages, are sold primarily for on-premise retailers, i.e., bars, restaurants and other venues.

The Company's contract brewing companies employ quality assurance teams and brewmasters to monitor the brewing operations and control the production of the Company's beverages. Extensive tests, tastings and evaluations are typically required to ensure that each batch of the Company's beverages conforms to the Company's formulas and quality standards. The Company's products include a clearly legible production and 'sell by' date on every bottle, can and keg of its beverages, in order to ensure that drinkers of the Company's beverages enjoy the freshest products. Because the Company's beverages are flash pasturized, the products have a shelf life of twelve (12) months from the date of production. Production of beverages in the U.S. for the U.S. market significantly reduced the period of time elapsing from production to placement on retail shelves, and on-premise accounts thereby greatly enhancing the freshness of beverages delivered to consumers.

The Company's award winning branding and packaging, as well as its acknowledged position as the only broadly commercially available Icelandic-based craft beer, assure the Company's positioning as Iceland's #1 craft beer. U.S.-based retailers generally characterize the Company's products as a premium import craft beer. Based upon published reporting by IRI, the Company's leading product, its White Ale, consistently places second in national multi-outlet retail chain sales of Belgian-styled white ale behind Hoegaarden Beer, the number one imported Belgian-styled white ale. In the U.S., the Company enjoys distribution through such national retailers as Total Wine & More, Whole Foods, Sprouts Farms Market and Kroger. In some states, the Company has broad distribution through additional regional chains such as Publix (Florida, etc.) and HEB/Central (Texas).

Thanks to an injection of capital as a result of the Company's crowd funding campaign, the Company was able to implement significant improvements to its social media to increase consumer awareness and demand for the Company's beverages at retail.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from the sale of beer when there is a transfer of beverages to the Company's customers, i.e., wholesale distributors. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products. Customer programs and related incentives are a common, legal practice in the alcohol beverage industry. Amounts paid by the Company in connection with incentive programs are recorded as reductions to net revenue or as advertising, promotional and selling expenses depending on the nature of the expenditure. Subject to applicable state laws and regulations, such programs may include, but are not limited to, point-of-sale and product placements, promotional programs, quantity discounts, and promotional programs at retail locations.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and several state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with Wells Fargo Bank, a major financial institution in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Other than trade payables arising from the ordinary course of business, the Company does not have any financial institution originated credit facilities. The Company does have $490,000.00 of legacy long term debt from the predecessor limited partnership which currently bears interest at Eight Percent (8%).

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not involved with nor knows of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authority to issue Eleven Million (11,000,000) shares of common stock with a par value of $0.0001 per share . As of December 31, 2022, the Company issued 10,897,700.19 shares of common stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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CERTIFICATION

I, David R. Altshuler, Principal Executive Officer of Einstok Beer Company, hereby certify that the financial statements of Einstok Beer Company included in this Report are true and complete in all material respects.

David R. Altshuler

CEO, CFO, and Chairman of the Board of Directors